SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                         TAL INTERNATIONAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  874083 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         TAL INTERNATIONAL GROUP, INC.
                            100 MANHATTANVILLE ROAD
                         PURCHASE, NEW YORK 10577-2135
                            ATTENTION: MARC PEARLIN
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 (914) 251-9000

                                with a copy to:

                              ERNEST W. TORAIN, JR.
                     VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8                  13D                     Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     EDGEWATER PRIVATE EQUITY FUND III, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,817,683 (SEE ITEMS 5 AND 6)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    190,085 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     190,085 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 874083 10 8                  13D                     Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     EDGEWATER PRIVATE EQUITY FUND IV, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,817,683 (SEE ITEMS 5 AND 6)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,190,412 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,190,412 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 874083 10 8                  13D                     Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     EDGEWATER III MANAGEMENT, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,817,683 (SEE ITEMS 5 AND 6)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    190,085 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     190,085 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 874083 10 8                  13D                     Page 5 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     EDGEWATER IV MANAGEMENT, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,817,683 (SEE ITEMS 5 AND 6)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,190,412 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,190,412 (SEE ITEMS 5 AND 6)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.57%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.874083                       13D                      Page 6 of 9 Pages


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of TAL International Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 100 Manhattanville Road, Purchase, New York 10577-2135.

 ITEM 2. IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by Edgewater Private Equity Fund III, L.P. ("Edgewater Fund III"), Edgewater Private Equity Fund IV, L.P. ("Edgewater Fund IV" and together with Edgewater Fund III, the "Edgewater Funds"), and Edgewater III Management, L.P. ("Edgewater III Management") and Edgewater IV Management, LLC ("Edgewater IV Management", and together with Edgewater III Management, the "Edgewater Management Entities"), the beneficial owners of shares of Common Stock held directly by the Edgewater Funds. The Edgewater Funds and the Edgewater Management Entities are collectively referred to herein as the "Reporting Persons".

         Edgewater IV Management is a Delaware limited liability company with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.

         The Edgewater Funds and Edgewater III Management are each a Delaware limited partnership with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.

         Edgewater III Management is the sole general partner of Edgewater Fund III and Edgewater IV Management is the sole general partner of Edgewater Fund IV, and, in such capacities, Edgewater III Management and Edgewater IV Management exercise investment discretion and control of the shares of Common Stock directly owned by Edgewater Fund III and Edgewater Fund IV, respectively. Jim Gordon, Greg Jones and Dave Tolmie are each a partner of Edgewater III Management. In addition, Jim Gordon, Greg Jones, Dave Tolmie and Bob Growney are members of Edgewater IV Management. Messrs. Gordon, Jones, Tolmie and Growney are each a citizen of the United States. Their business address is 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616. The present principal occupation of each is as a partner of The Edgewater Funds.

         Based upon their association with the Edgewater Funds and the Edgewater Management Entities, each of Messrs. Gordon, Jones and Tolmie (and Mr. Growney, solely with respect to Edgewater Fund IV and Edgewater IV Management) may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Edgewater Fund III and Edgewater Fund IV. Each of Messrs. Gordon, Jones, Tolmie and Growney disclaims such beneficial ownership.

         Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As discussed in Item 6 below, the Edgewater Funds entered into the Shareholders Agreement (as defined in Item 6 hereof) with certain other parties pursuant to which the Edgewater Funds and the other parties thereto agreed, among other things, to vote their shares of Common Stock for certain designees to the Company's board of directors. The Reporting Persons are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are solely responsible for the information contained in this separate filing. The Reporting Persons believe that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

         The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to
Exhibit 99.1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information included in response to Item 4 is specifically incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         In connection with the Company's initial public offering of shares of Common Stock pursuant to a registration statement and amendments thereto filed with the Securities and Exchange Commission on Form S-1 (the "Public Offering"), the Company amended the terms of its Series A 12.0% cumulative senior preferred stock ("Preferred Stock") to make it automatically convert into Common Stock upon the closing of the Public Offering, which occurred on October 17, 2005. This amendment provided for the conversion price to be equal to the public offering price of Common Stock and, accordingly, the holders of Preferred Stock received, upon conversion of each such share, such number of shares of Common Stock equal to

CUSIP No.874083                       13D                      Page 7 of 9 Pages


$1,000, which was the liquidation value per share of Preferred Stock, divided by the per share public offering price of Common Stock, which was $18.00. An aggregate of 11,178,035 shares of Common Stock were issued upon such conversion.

         The receipt of shares of Common Stock by the Edgewater Funds in exchange for their holdings of Preferred Stock occurred upon the closing of the Public Offering on October 17, 2005 and without any contributions by the Edgewater Funds of any new capital into the Company.

         The Edgewater Funds hold shares of Common Stock to obtain the opportunity to profit from their investment in the Company. The Edgewater Management Entities will monitor these investments in the Company with a view towards maximizing their value.

         The Edgewater Funds may, from time to time, acquire additional shares of Common Stock (subject to the availability of shares at prices deemed favorable by the Edgewater Management Entities), dispose of shares of Common Stock (subject to the transfer restrictions set forth in the Shareholders Agreement described in Item 6), engage in discussions with other stockholders or third parties or undertake actions that involve a combination of the foregoing.

         Although the foregoing represents the possible activities presently contemplated by the Edgewater Management Entities with respect to the Company and the Common Stock, it should be noted that the possible activities of the Edgewater Funds are subject to change at any time and there is no assurance that the Edgewater Funds will actually undertake any of the foregoing.

         Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

         Except as set forth above, the Edgewater Management Entities have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As set forth in the Company's prospectus dated October 11, 2005 which was filed in connection with its Public Offering, the following disclosure assumes that there were 33,336,820 shares of Common Stock outstanding as of October 21, 2005.

         The Reporting Persons beneficially own, in the aggregate, 1,380,497 shares of Common Stock, which represent approximately 4.14% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005. For the purposes of this Schedule 13D, all references to the number of shares of Common Stock issued and outstanding as of October 21, 2005 include 454,612 shares of Common Stock that are issuable upon the exercise of outstanding stock options under the Company's 2004 Management Stock Plan which became fully vested upon the consummation of the Public Offering. Edgewater Management III and Edgewater Management IV, as the sole general partner of each of the Edgewater Fund III and Edgewater Fund IV, respectively, are deemed the beneficial owners of those shares of Common Stock.

         Edgewater Fund III and Edgewater Fund IV directly own 190,085 shares and 1,190,412 shares of Common Stock, respectively, which in the aggregate represent approximately 4.14% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

         The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds") directly own 11,384,766 shares, 447,689 shares, 537,227 shares, 447,689 shares and 13,430 shares of Common Stock, respectively, which in the aggregate represent approximately 38.49% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

         JZ Equity Partners plc directly owns 1,380,498 shares of Common Stock, which represent approximately 4.14% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

         Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. directly own 920,332 shares, 920,332 shares and 920,333 shares of Common Stock, respectively, which in the aggregate represent approximately 8.28% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

         Seacon Holdings Limited directly owns 1,464,890 shares of Common Stock, which represent approximately 4.39% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005.

CUSIP No.874083                       13D                      Page 8 of 9 Pages


         The Resolute Funds, JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Seacon Holdings Limited (each an "Other Group Member") and the Edgewater Funds may together be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act pursuant to the Shareholders Agreement. For purposes of this statement on Schedule 13D and except to the extent required to permit the Company to avail itself of the "controlled company" exception under the rules of the New York Stock Exchange, each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock held by each of the Other Group Members.

         The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit
99.1 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, the Edgewater Funds, the Resolute Funds, JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Seacon Holdings Limited and certain management stockholders have entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement") setting forth certain rights and restrictions relating to the ownership of shares of Common Stock. The Shareholders Agreement provides that, following the consummation of the Public Offering, certain parties thereto (which parties collectively own 19,817,683 shares of Common Stock, which represent approximately 59.45% of the aggregate number of shares of Common Stock issued and outstanding as of October 21, 2005) will vote their respective shares such that the Company's board of directors will be comprised of:

         o Immediately following the consummation of the Public Offering, ten directors consisting of:

                  o seven individuals designated by The Resolute Fund, L.P.;

                  o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

                  o two independent directors designated by the Company's corporate governance and nominating committee; and

         o Within one year following the consummation of the Public Offering, eleven directors consisting of:

                  o seven individuals designated by The Resolute Fund, L.P.;

                  o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

                  o three independent directors designated by the Company's corporate governance and nominating committee.

         Additionally, the Shareholders Agreement provides that, subject to certain permitted transfers, no party thereto may transfer any shares of Common Stock (other than any such shares acquired pursuant to open market transactions or pursuant to equity or option awards that are granted under the Company's incentive plans) in excess of the shares of Common Stock received by such party in connection with the Preferred Stock exchange described under Item 4 hereof until the earlier of the fifth anniversary of the consummation of the Public Offering or such earlier time as the parties thereto shall have collectively transferred at least 90% of the aggregate number of shares of Common Stock received by all such parties in connection with the Preferred Stock exchange described under Item 4.

         In connection with the Public Offering, certain stockholders, including the Edgewater Funds and other parties to the Shareholders Agreement, granted the underwriters of the Public Offering an over-allotment option to purchase up to 1,725,000 shares of Common Stock from such stockholders. The underwriters have exercised such option for 1,000,000 shares of Common Stock and waived their right to exercise the option for the remaining 725,000 shares of Common Stock. The sale of these shares by such stockholders closed on October 21, 2005.

         The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit
99.1 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 Amended and Restated Shareholders Agreement, dated as of October 11, 2005, by and among TAL International Group, Inc., The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders.

CUSIP No.874083                       13D                      Page 9 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         EDGEWATER PRIVATE EQUITY FUND III, L.P.

                                         By:     Edgewater III Management, L.P.,
                                                 as general partner

                                         By:     /s/ David M. Tolmie
                                                 -------------------------------
                                         Name:       David M. Tolmie
                                         Title:      Partner


                                         EDGEWATER PRIVATE EQUITY FUND IV, L.P.

                                         By:     Edgewater IV Management, LLC,
                                                 as general partner

                                         By:     /s/ David M. Tolmie
                                                 -------------------------------
                                         Name:       David M. Tolmie
                                         Title:      Member

Dated:  October 25, 2005